This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated February 8, 2006 and the related Letter of Transmittal and is being made to holders of Shares. The Offeror (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Offeror becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, the Offeror will make a good faith effort to comply with any such law. If, after such good faith effort, the Offeror cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)

of

WHITEHALL JEWELLERS, INC.

Not Beneficially Owned By
Prentice Capital Management, LP
and Holtzman Opportunity Fund, L.P.

at

$1.60 Net Per Share

by

WJ Acquisition Corp.

an affiliate of

PRENTICE CAPITAL MANAGEMENT, LP

and

HOLTZMAN OPPORTUNITY FUND, L.P.

WJ Acquisition Corp., a Delaware corporation (the ‘‘Offeror’’), an affiliate of Prentice Capital Management, LP (‘‘Prentice’’) and Holtzman Opportunity Fund, L.P. (‘‘Holtzman’’ and together with Prentice, the ‘‘Investors’’) is offering to purchase all the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (‘‘Shares’’), of Whitehall Jewellers, Inc. (the ‘‘Company’’) not beneficially owned by the Investors (as defined below) prior to the commencement of the Offer for $1.60 per Share (the ‘‘Offer Consideration’’), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2006 (the ‘‘Offer to Purchase’’), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the ‘‘Offer’’). Following the Offer, the Offeror intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MARCH  9, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with the Shares beneficially owned by the Investors and their respective affiliates, represents at least a majority of the aggregate voting power of the Shares and the shares of Class B Common Stock, par value $1.00 per share, of Whitehall (‘‘Class B Shares’’), voting together as a single class, outstanding as of the date such Shares are purchased. The Offer is also subject to the satisfaction or waiver of certain other terms and conditions.

The Offer is being made pursuant to the Agreement and Plan of Merger (the ‘‘Merger Agreement’’), dated as of February 1, 2006, by and among the Company, the Investors, the Offeror and WJ Holding Corp., an affiliate of the Investors. The Merger Agreement, among other things, provides that subject to and following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, the Offeror will be merged with and into the Company (the ‘‘Merger’’). As a result of the Merger, the Company will continue as the surviving corporation and the separate corporate existence of the Offeror will cease. Subject to the appraisal rights described below, at the effective time of the Merger (the ‘‘Effective Time’’), each Share outstanding immediately prior to the Effective Time will be cancelled and extinguished and converted into the right to receive $1.60 or any greater price per Share paid pursuant to the Offer, in cash without interest, and each Class B Share will be converted into the right to receive the product of (x) 35.42083833 and (y) $1.60 or any greater price per Share paid pursuant to the Offer in cash without interest.

The Board of Directors of the Company has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and recommends that the Company's stockholders accept the Offer, tender their Shares to the Offeror and adopt the Merger Agreement.

For the purposes of the Offer (including during any Subsequent Offering Period (as defined below)), the Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Offeror gives oral or written notice to Continental Stock Transfer & Trust Company (the ‘‘Depositary’’) of the Offeror's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting those payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any delay in making such payment. In all cases (including the Subsequent Offering Period), the Offeror will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the ‘‘Share Certificates’’) or timely confirmation of a book entry transfer of such Shares into the Depositary's account at the Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase entitled ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase entitled ‘‘The Tender Offer,’’ ‘‘Acceptance for Payment and Payment for Shares’’) and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that the Offeror (i) must extend the Offer beyond the scheduled expiration date if any of the conditions of the Offer are not satisfied, until such time as such conditions are satisfied or waived for one or more periods of not more than five business days and (ii) may, without the consent of the Company, extend the Offer if required by any rule, regulation or interpretation of the Securities and Exchange Commission. During any extension described in this paragraph, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw them.

The Offeror may, and if requested by the Company shall, provide for a Subsequent Offering Period (as defined below) in connection with the Offer of not more than 20 additional business days; provided that the Offer may not be extended if the Shares validly tendered and not withdrawn prior to the scheduled Expiration Date (together with Shares or Class B Shares then owned by Prentice, Holtzman, Holdco and the Purchaser or any of their subsidiaries or affiliates) constitute in the aggregate 90% or greater of the aggregate voting power of the Shares and Class B Shares. If the Offeror does provide for a Subsequent Offering Period, subject to the applicable rules and regulations of the Securities and Exchange Commission, the Offeror may elect to extend the Offer beyond the Expiration Date for a subsequent offering period of not more than 20 additional business days (the ‘‘Subsequent Offering Period’’) if, among other things, upon the Expiration Date (i) all of the conditions to the Offeror's obligations to accept for payment, and to pay for, Shares are satisfied (or, to the extent permitted by the Merger Agreement, waived), and (ii) the Offeror immediately accepts for payment, and promptly pays for, all Shares validly tendered and not validly withdrawn prior to the Expiration Date. The Offeror will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period by the Depositary. If the Offeror decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to a national news service on the next business day after the Expiration Date. ‘‘Expiration Date’’ means 5:00 p.m., New York City time on Thursday, March  9, 2006 (or the latest time and date at which the Offer, if extended, will expire).

Shares may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment by the Offeror pursuant to the Offer, may also be withdrawn if the Offer is terminated without any Shares being purchased. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. The facsimile number for the Depositary is (212) 616-7610. Any notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from the name of the person who tendered those Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, as defined in Section 2 of the Offer to Purchase entitled ‘‘The Tender Offer,’’ ‘‘Acceptance for Payment and Payment for Shares,’’ the Stockholder must submit the serial numbers shown on those Share Certificates to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in Section 3 of the Offer to Purchase entitled ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book entry transfer as set forth in Section 3 of ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ any notice of withdrawal must also specify the name and number of the account at the Book Entry Transfer facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, whose determination will be final and binding. None of the Offeror or any of its respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Shares tendered during a Subsequent Offering Period may not be withdrawn.

As set forth in Section 9 of ‘‘The Tender Offer,’’ ‘‘Certain Effects of the Offer’’ in the Offer to Purchase, the purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Offeror. The Offeror cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Consideration.

As set forth in Section 6 of ‘‘Special Factors,’’ ‘‘Appraisal Rights,’’ in the Offer to Purchase no appraisal rights will be available in connection with the Offer. However, if the Offer is successful and a Merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Delaware law, will be entitled to receive appraisal rights for the fair value of their shares of Common Stock. Failure to follow the steps required by Delaware for perfecting appraisal rights may result in the loss of such rights.

The information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Offeror with the Company's stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by the Offeror to record holders of Shares whose names appear on the Company's stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

    The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Offeror's expense. No fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Banks and Brokers call collect:
(212) 269-5550
All Others call toll free:
(800) 488-8075

February 8, 2006